APC GROUP, INC.
3526 Industrial Parkway
Fairbanks, AK 99701

May 16, 2008

Perry Hindin, Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	SEC Comment Letter dated February 27, 2008, regarding
APC Group, Inc.
Form 10-SB
Amendment No. 1 filed February 12, 2008
File No. 000-52789

Dear Mr. Hindin,

We are in receipt of the SEC comment letter referenced above. We have set forth each of the comments in boldface type and provided you with our response, below. Please find attached a redlined version of the registration statement on Form 10 (as required by the transition rules set out in Section IV of SEC Release No. 33-8876) which we propose to file as an amendment.

General

1.
Please refer to Release 33-8876 (12/19/2007 for important information regarding the recent rescission of Regulation S-B. See particularly transition rules set out in Section IV of the release. Any further amendment to this Form 10-SB should be filed on Form 10, but you may continue compliance with Regulation S-B disclosure content and format until August 4, 2008.

We are filing the amendment on Form 10.

2.
Your registration statement became automatically effective 60 days from the date of the first filing, and you became subject to the reporting requirements of the Securities Exchange Act of 1934. See Section 12(g)(1) of the Securiites Exchange Act of 1934. We note that you are required to file an annua, report on Form 10-KSB, or at your election, on Form 10-K, for the period ending November 30, 2007 on February 28, 2008. We will not clear your amended registration statement on Form 10 until such time as you have filed, and we have had an opportunity to review, your annual report. Please ensure that your annual report reflects relevant changes made to your registration statement in response to our comments I this and our prior comment letter.

We are filing our annual report on Form 10-KSB contemporaneously with this filing. Our annual report reflects relevant changes made to our registration statement in response to your comment letters.

Regulation, page 6

3.	Please expand this discussion to explain what you must do to comply with applicable regulations. If material, describe compliance costs.

We have expanded our discussion accordingly on page 5 of the attached redlined document.

Risk Factors, page 6
We have issued 66,000 . . . , page 9

4.	Refer to prior comment 14 and your response. Please revise to clarify any liquidation preferences of the Series A preferred stock.

We have revised our discussion accordingly on page 10 of, and consistently throughout, the attached redlined document.

Management’s Discussion and Analysis . . . , page 10

Results of Operations - None months ended August 31, 2007, page 12

5.
In the final sentence of the paragraph following the table, it is unclear why you believe that development of a trading market for your common stock would lead to reduced operating expenses. Please revise for clarity.

We have revised our discussion accordingly on page 12 of the attached redlined document.

Liquidity and Capital Resources, page 13

6.
Refer to prior comment 25 and your response. The plan discussed apparently relies entirely upon expanding operations, which to date have resulted in negative cash flows. You also say you first need to raise an additional $1,500,000 from presently unidentified and uncommitted outside sources in order to implement your business plan. We reissue the comment.

We have revised our discussion accordingly on page 14 of the attached redlined document.

Item 4 Securities Ownership, page 17
Series A Preferred Stock, page 17

7.
In the second sentence of the first paragraph please revise to clarify whether the preferred stock may only be issued to Mr. Forster, as distinguished from any person occupying the executive offices described.

We have revised our discussion accordingly on page 18 of, and consistently throughout, the attached redlined document.

8.	Please describe the transaction(s) in which 66,000 shares were issued to Mr. Forster. For example, what consideration was received by the company.

We have revised our discussion accordingly on page 18 of the attached redlined document.

9.	Please describe the business purpose for issuing perpetual voting control preferred stock.

We have revised our discussion accordingly on page 18 of the attached redlined document.

10.	With a view toward disclosure, tell us whether the OTC Bulletin Board will require any changes in the Series A voting control status.

We have not been informed, and we do not believe, that the OTC Bulletin Board will require any changes in the Series A voting control status. We have received two (2) comment letters from the Financial Industry Regulatory Authority (“FINRA”). Neither of the FINRA comment letters raised an issue regarding the Series A preferred stock. We have added disclosure on page 18 of the attached redlined document regarding the matter.

Directors and executive Officers, page 18

11.	Please describe any arrangements or understandings between Mr. Forster, as the controlling shareholder, and the members of the Board regarding Board composition and Board voting positions.

There are no arrangements or understandings between Mr. Forster, as the controlling shareholder, and the members of the Board regarding Board composition and Board voting positions. We have included a statement to this effect on page 20 of the attached redlined document.

Item 6. executive Compensation, page 19

12.	Please update the table to include all of fiscal 2007.

We have updated the table accordingly on page 20 of the attached redlined document.

13.
With a view toward disclosure and similar to what you have disclosed in footnote 5 to the table, please describe by footnote the amount included in the All Other Compensation column for Mr. Forster for 2007.

We have updated the footnote to the table accordingly on page 20 of the attached redlined document.

Director Compensation

14.	Please revise to explain footnote 2 and the last sentence of footnote 3.

We have revised the footnotes accordingly on page 21 of the attached redlined document.

Part II, Item 1, page 22

15.	Please refer to Release 33-8869 (12/06/2007) regarding recent changes to Rule 144 and revise your disclosure, as appropriate.

We have revised our disclosure accordingly on page 23 of, and consistently throughout, the attached redlined document.

Very truly yours,

/s/ Kenneth S. Forster

Kenneth S. Forster
President